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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                  SCHEDULE TO
              (TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934)
                            ------------------------

                            LANDMARK FINANCIAL CORP.
                       (NAME OF SUBJECT COMPANY (ISSUER))

                           INVESTORS & LENDERS, LLC.,
                                A SUBSIDIARY OF
                   PRIVATE MORTGAGE INVESTMENT SERVICES, INC.
                       (NAME OF FILING PERSONS (BIDDER))

                     COMMON STOCK, PAR VALUE $.10 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                            ------------------------

                                   5149 1410
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                            ------------------------

                               CHARLES F. CEFALU
                                154 LAKE AVENUE
                                  P.O. BOX 588
                           SARATOGA SPRINGS, NY 12866
                                 (518) 583-1314
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
           TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDER)

                            ------------------------

                                   COPIES TO:
                             LESLIE M. APPLE, ESQ.
                           WHITEMAN OSTERMAN & HANNA
                               ONE COMMERCE PLAZA
                             ALBANY, NEW YORK 12260
                                 (518) 487-7600
                            ------------------------

                           CALCULATION OF FILING FEE

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                     TRANSACTION                                                AMOUNT OF
                      VALUATION*                                               FILING FEE**
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
                    $2,500,000.00                                                $500.00
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

 * For purposes of calculating the filing fee only. This calculation assumes the purchase of 100,000 shares of Common Stock, par value $.10 per share, of Landmark Financial Corp. at $25 net per share in cash.
** The amount of the filing fee, calculated in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, equals 1/50 of one percent of the aggregate value of cash offered by Investors & Lenders, LLC for such number of shares.
[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount Previously Paid: None                             Filing Party: Not Applicable
Form or Registration No.: Not Applicable                 Date Filed: Not Applicable

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
    [X] third-party tender offer subject to Rule 14d-1.
    [ ] issuer tender offer subject to Rule 13e-4.
    [ ] going-private transaction subject to Rule 13e-3.
    [ ] amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ].
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ITEM 1.  SUMMARY TERM SHEET.

     This Statement on Schedule 14D-1 relates to an offer by Investors & Lenders, LLC, a New York limited liability company (the "Purchaser") and a wholly-owned subsidiary of Private Mortgage Investment Services, Inc., a New York corporation ("PMIS"), to purchase a minimum of 100,000 shares of common stock, par value $.10 per share (the "Shares"), of the Bank at $25.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 10, 2000 (the "Offer to Purchase") and the related Letter of Transmittal (which together with the Offer to Purchase constitutes the "Offer"), copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively. The information set forth in the Introduction to the Offer to Purchase is incorporated herein by reference.

ITEM 2.  SUBJECT COMPANY INFORMATION.

     (a) The name of the subject company is Landmark Financial Corp., a Delaware corporation (the "Bank"), which has its principal executive offices at 211 Erie Boulevard, Canajoharie, New York 13317-1117. Its telephone number is 518-673-2012.

     (b) As of May 3, 2000, there were issued and outstanding 154,508 shares of the Bank's common stock, par value $.10 per share.

     (c) The information concerning the principal market for, the prices of, and the dividends paid in respect of, the Shares set forth in Section 6 ("Price Range of Shares; Dividends") of the Offer to Purchase is incorporated herein by reference.

ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSON.

     (a), (b), (c)1-2 The information set forth in the Introduction and Section 9 ("Certain Information Concerning the Purchaser and PMIS") of the Offer to Purchase and Schedule I thereto is incorporated herein by reference.

     (c)3-4 Neither the Purchaser, nor any persons controlling the Purchaser, nor, to the best of Purchaser's knowledge, any of the persons listed on Schedule I to the Offer to Purchase, has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 4.  TERMS OF THE TRANSACTION.

     The information set forth in the Offer to Purchase is incorporated herein by reference.

ITEM 5.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

     (a)-(b) The information set forth in Section 9 ("Certain Information Concerning the Purchaser and PMIS"), Section 10 ("Background of the Offer; Contacts with the Bank"), and Section 11 ("Purpose of the Offer") of the Offer to Purchase is incorporated herein by reference.

ITEM 6.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

     (a), (c) 1-7 The information set forth in the Introduction, Section 11 ("Purpose of the Offer"); Section 7 ("Effect of the Offer on the Market for the Shares and Exchange Act Registration") and Section 10 ("Background of the Offer; Contacts with the Bank") of the Offer to Purchase is incorporated herein by reference.

ITEM 7.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a) The information set forth in Section 13 ("Source and Amount of Funds") of the Offer to Purchase is incorporated herein by reference.

     (b), (c) Not applicable.

ITEM 8.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (a) The information set forth in the Introduction and Section 9 ("Certain Information Concerning the Purchaser and PMIS") of the Offer to Purchase is incorporated herein by reference.

     (b) The information set forth on Schedule II to the Offer to Purchase is incorporated herein by reference.

ITEM 8. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

     The information set forth in the Introduction, Section 9 ("Certain Information Concerning the Purchaser and PMIS") and Section 11 ("Purpose of the Offer") of the Offer to Purchase is incorporated herein by reference.

ITEM 9.  PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

     The information set forth in the Introduction and Section 16 ("Fees and Expenses") of the Offer to Purchase is incorporated herein by reference.

ITEM 10.  FINANCIAL STATEMENTS.

     The information set forth in Section 9 ("Certain Information Concerning the Purchaser and PMIS") of the Offer to Purchase is incorporated herein by reference.

ITEM 11.  ADDITIONAL INFORMATION.

     (a)-(b) The information set forth in the Introduction, Section 10 ("Background of the Offer; Contacts with the Bank"), Section 11 ("Purpose of the Offer"), Section 7 ("Effect of the Offer on the Market for the Shares and Exchange Act Registration"), Section 12 ("Certain Conditions of the Offer") and
Section 15 ("Certain Legal Matters") of the Offer to Purchase is incorporated herein by reference.

ITEM 12.  EXHIBITS.

     (a)(1) Offer to Purchase, dated May 10, 2000.

     (a)(2) Letter of Transmittal.

     (a)(3) Notice of Guaranteed Delivery.

     (a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

     (a)(5) Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees to their Clients.

     (a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

     (a)(7) Form of Summary Advertisement, dated May 10, 2000.

     (a)(8) Text of Press Release issued by Private Mortgage Investment Services, Inc., dated May 10, 2000.

     (b)    None.

     (d)    None.

     (g)    None.

     (h)    None.

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                                   SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 10, 2000

                                          INVESTORS & LENDERS, LLC

                                          By:
                                          --------------------------------------
                                                Charles F. Cefalu, Manager

                                          PRIVATE MORTGAGE INVESTMENT
                                          SERVICES, INC.

                                          By:
                                          --------------------------------------
                                               Charles F. Cefalu, President

                                 EXHIBIT INDEX

                                                                            PAGE NO.
  EXHIBIT                                                                IN SEQUENTIALLY
    NO.                          DESCRIPTION                            NUMBERED SCHEDULE
  -------                        -----------                            -----------------
  (a)(1)    Offer to Purchase, dated May 10, 2000.
  (a)(2)    Letter of Transmittal.
  (a)(3)    Notice of Guaranteed Delivery.
  (a)(4)    Letter to Brokers, Dealers, Commercial Banks, Trust
            Companies and Other Nominees.
  (a)(5)    Letter from Brokers, Dealers, Commercial Banks, Trust
            Companies and Other Nominees to their Clients.
  (a)(6)    Guidelines for Certification of Taxpayer
            Identification Number on Substitute Form W-9.
  (a)(7)    Form of Summary Advertisement, dated May 10, 2000.
  (a)(8)    Text of Press Release issued by Private Mortgage
            Investment Services, Inc. Company, Inc. dated May 10,
            2000.
  (b)       None.
  (d)       None.
  (g)       None.
  (h)       None.